November 13, 2025

VIA EDGAR SUBMISSION

Jeanne Baker and Terrence O’Brien

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Masimo Corporation Item 2.02 Form 8-K filed February 25, 2025 Response dated August 6, 2025 File No. 001-33642

Dear Ms. Baker and Mr. O’Brien:

On behalf of our client Masimo Corporation (the “Company” or “Masimo”), a Delaware corporation, we thank you for the letter, dated August 28, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the correspondence captioned above. The Staff’s comment is repeated below in bold, followed by the Company’s response.

1.	We have reviewed your supplemental information letter. We continue to believe that the expenses associated with your consumer products inventory write-downs represent costs that are normal operating costs of your business. Please revise future filings to not include these adjustments to your non-GAAP performance measures. See Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“CD&I”).

The Company respectfully acknowledges the Staff’s comment and, although the Company believes that its consumer products inventory write-down adjustments were appropriate and complied with Question 100.01 of the SEC’s Non-GAAP Financial Measures CD&I, the Company confirms that it has presented its non-GAAP performance measures for periods beginning with the quarter ended September 27, 2025 without such inventory write-down adjustments. In addition, prior period presentations have been conformed to the current presentation (i.e., without such inventory write down adjustment). The following excerpt of the non-GAAP reconciliation tables from the Company’s most recent Form 8-K filed with the Commission on November 4, 2025, reflects this new presentation, and the related footnote indicates the nature of the prior adjustments and states that such adjustments are no longer being made to the Company’s non-GAAP measures.

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We thank the Staff for the time and attention it has dedicated to this matter. If you have any questions, please call me at (212) 763-1818.

Very truly yours,

/s/ Richard Brand
Richard Brand

cc:	Micah Young, Chief Financial Officer
Masimo Corporation